SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

[April 28, 2004]

Metso Corporation (Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______________

SIGNATURES

Date April 28, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

MANAGEMENT OF METSO

(Helsinki, Finland, April 28, 2004) - Metso Corporation’s (NYSE: MX; HEX: MEO) Board of Directors has decided to renew the Corporation’s Corporate Governance to make management more efficient. The Board of Directors will supervise the Corporation’s operations and management and decide on significant matters relating to strategy, investments, organization and finance. The Board of Directors will have permanent Audit and Compensation Committees. The President and CEO of Metso Corporation will be in charge of the management of Metso. The new corporate governance principles will become effective as of May 1, 2004.

“By renewing our Corporate Governance and operating model, we want to ensure the prerequisites for profitability improvement. The current situation calls for a tighter and simpler organization that will implement planned actions in an action-oriented and hands-on way. Together with our Business Area management, we will concentrate on concrete projects to improve the profitability and operational efficiency. This will be ensured by continuous follow-up,” says Jorma Eloranta, President and CEO of Metso Corporation.

Board Committees

The Board of Directors’ Audit Committee will review the Corporation’s financial reporting, as well as assess the compliance with laws and provisions, internal control and risk management, internal auditing and matters relating to auditors. The Audit Committee will consist of a committee’s chairman and two members of the Board of Directors. All of them are independent. In its meeting today, Metso’s Board of Directors has elected among its members Maija-Liisa Friman as the Chairman of the Audit Committee and Satu Huber and Jaakko Rauramo as members of the Committee.

The Board of Directors’ Compensation Committee will review and monitor the competitiveness of the remuneration and incentive systems within Metso, as well as prepare and make proposals to the Board for the remuneration and benefits of the President and CEO and the officers reporting to the CEO. The Compensation Committee will consist of a chairman and two members of the Board of Directors. Matti Kavetvuo was elected as the Chairman of the Compensation Committee and Risto Hautamäki and Juhani Kuusi as members of the Committee.

Nomination Committee established by the Annual General Meeting

Metso’s Annual General Meeting on April 6, 2004 established a Nomination Committee representing shareholders. The Committee will prepare proposals in respect of the composition of the Board and the director remuneration for the following General Meeting.

Corporation’s management

The President and CEO will guide and supervise the operations of Metso and its Business Areas. The President and CEO will prepare the matters on the agenda of the Board of Directors and its Committees and implements their decisions. The President and CEO will also act as chairman of the Corporate Executive Team and the Business Area Boards.

The Metso Executive Team will assist the President and CEO in preparation of matters such as Metso’s strategy, policies and other matters of joint importance within Metso. The Board of Directors of Metso Corporation has today appointed Jorma Eloranta, Metso’s President and CEO, Chairman of Metso’s Executive Team. Olli Vaartimo, Metso’s Executive Vice President and CFO, was appointed Vice Chairman of the Executive Team and Business Area Presidents Bertel Karlstedt (Metso Paper), Matti Kähkönen (Metso Automation), Bertel Langenskiöld (Metso Minerals) and Vesa Kainu (Metso Ventures) members of the Executive Team. Metso’s previous Extended Executive Board was abolished.

The Business Area Presidents will be in charge of the day-to-day management of their respective business areas, and will report to the President and CEO.

The Business Area Boards will consist of Metso’s President and CEO and two to four other members. The Board of Directors of Metso Corporation has appointed Jorma Eloranta Chairman of Metso Paper’s Board. Metso Paper Board members are Olli Vaartimo; Bertel Karlstedt; Harri Luoto, General Counsel of Metso Corporation and Jyrki Vesaluoma, Senior Vice President, Finance, Metso Paper. Jorma Eloranta was appointed Chairman of Metso Minerals Board. Metso Minerals Board members are Olli Vaartimo, Bertel Langenskiöld, Harri Luoto and Juha Seppälä, the head of Metso Minerals Finance and Control. Correspondingly, Jorma Eloranta was appointed Chairman of Metso Automation’s Board, with Olli Vaartimo, Matti Kähkönen, Harri Luoto and Eeva-Liisa Virkkunen, Senior Vice President, Finance and Administration, Metso Automation as members of the Board.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. It has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

Attachment: Metso’s Corporate Governance, effective May 1, 2004

For additional information, please contact:
Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

CORPORATE GOVERNANCE

General Governance Issues

The duties of the various bodies within Metso Corporation and its subsidiaries (Metso) are determined by the laws of Finland and by Metso’s corporate governance policy, which complies with the Finnish Companies Act and Finnish Securities Market Act.

As recommended by the Helsinki Exchanges, Metso follows the guidelines issued by the Central Chamber of Commerce and the Confederation of Finnish Industry and Employers (TT) relating to the governance of publicly quoted joint stock companies with the exception that Metso’s Board of Directors does not have a nomination committee as Metso’s Annual General Meeting has established a shareholders’ nomination committee on April 6, 2004.

Metso further complies with the guidelines for insiders published by the above bodies and the Helsinki Exchanges.

Metso is listed also in the New York Stock Exchange and therefore follows NYSE’s and Sarbanes-Oxley Act’s requirements for foreign companies when not in conflict with the law of Finland.

The Board of Directors (Board) and the President and Chief Executive Officer (CEO) are responsible for the management of Metso. Other governance bodies have an assisting and supporting role. The Board shall assure good corporate governance practice within Metso.

Board

The Board supervises the operation and management of Metso and decides on significant matters relating to strategy, investments, organization and finance.

The following are the main duties of the Board:

-	To approve Metso’s long term goals and strategies for achieving them.
-	To approve Metso’s annual business and other major action plans.
-	To approve Metso’s organizational structure and the main principles for the incentive systems and to nominate the President and CEO, the Presidents of the Business Areas and the members of the Metso Executive Team.
-	To approve Metso’s corporate policies in key management areas, like corporate governance, risk management, financial control, financing, internal control, information security, corporate communications, human resources, ethical values and environment.
-	To decide on matters the Board delegates to the President and CEO for decision.
-	To ensure, that supervision of the bookkeeping and the financial matters are properly organized, and to ensure proper preparation of the interim and the yearly financial statements.
-	To ensure the adequacy of planning, information, and control systems for monitoring results and managing risks in operations.
-	To monitor and evaluate the performance of the President and CEO and to decide upon his remuneration and benefits.

-	To make proposals for and convene the General Meetings of Shareholders.
-	To decide upon other matters not belonging to the day-to-day operations, such as major investments, acquisitions and divestitures, and major joint ventures and loan agreements. The Board also decides upon guarantees given by Metso Corporation.
-	To decide upon other matters in accordance with the provisions in the Companies Act

The agenda for the Board Meetings with all attached material to the Board members will be distributed at least five (5) days before the meeting.

Board Committees

To ensure that sufficient time and efforts will be devoted to matters regarding Internal and External Audit as well as Executive Compensation, the Board will have two permanent committees, i.e. an Audit Committee and a Compensation Committee. The Board will supervise the activities of these committees.

The Audit Committee consists of the committee’s chairman and two members, who all are elected by the Board from among its independent members. The Audit Committee draws up a written working order for itself. Duties of the Audit Committee include:

-	review of financial reporting by
-	auditing of draft financial statements and interim reports and of Metso’s accounting principles and
-	auditing of significant or exceptional business transactions and of the management’s assessments,
-	review of normalization and compliance with this by
-	assessment of compliance with laws and provisions and
-	compliance with code-of-conduct procedures and assessment,
-	review of internal control and risk management by
-	assessment of Metso’s internal control system and
-	assessment of the appropriateness of risk management,
-	review of internal audit by
-	assessment of the internal audit and approval of the audit plan and
-	follow-up of internal audit reporting,
-	matters relating to auditors such as
-	preparation for the election of auditors
-	assessment of the audit plan
-	thorough study of the auditor’s reports and discussion about these with the auditors and
-	assessment of the quality and scope of the audit.

The Compensation Committee consists of the committee’s chairman and two members, who all are elected by the Board from among its members.

The Compensation Committee shall review and monitor the competitiveness of the remuneration and incentive systems within Metso, prepare and make proposals to the Board for the remuneration and benefits of the President and CEO and decide upon the remuneration and benefits of the officers reporting to the President and CEO. The committee may authorize its Chairman to decide upon the remuneration and benefits of these officers.

President and CEO

The Board nominates a President and CEO, who shall be in charge of the management of Metso in accordance with the provisions in the Companies Act and instructions given to him by the Board.

The President and CEO reports to the Board and keeps the Board sufficiently informed of Metso’s business environment such as customers, competition and markets as well as of the financial and other status of Metso.

The President and CEO prepares the matters on the agenda of the Board and Board committees and implements the decisions made by the Board and Board committees if not otherwise decided by the Board in particular.

The President and CEO shall guide and supervise the operations of Metso and its Business Areas.

The President and CEO will also act as chairman for Metso Executive Team and for the Business Area Boards.

Metso Executive Team

President and CEO and other members designated by the Board form Metso Executive Team.

Metso Executive Team assists the President and CEO in preparation of matters such as Metso plan, strategies, Metso policies and other matters of joint importance within Metso as requested by the President and CEO.

Metso Executive Team will convene when called by the President and CEO.

Business Area Presidents

The Business Area Presidents report to the President and CEO and keep him sufficiently informed of the Business Areas’ business environment such as customers, competition and markets as well as of the financial and other status of the Business Areas.

The Business Area Presidents shall be in charge of the day-to-day management of the Business Areas.

Business Area and other Metso Boards

The president and CEO as Chairman and two to four other members will form the Business Area Board.

The Business Area Boards will ascertain that operations in all companies within the Business Area are managed in accordance with the prevailing laws, regulations and Metso policies.

The specific responsibilities of the boards of holding and other similar companies within Metso will be defined by the President and CEO.

Legal Compliance and Ethical Standards

It is a strong commitment on Metso’s part to conduct business under policies and procedures, which incorporate high ethical standards and compliance with applicable laws.

Metso is subject to a wide range of legal requirements, which in many cases may be quite complex. Each of the Metso’s Business Areas is expected to implement and adhere to a code of ethical conduct and initiate appropriate procedures to assure legal compliance. These should extend to all appropriate matters, including particularly laws governing environment, workplace safety and product safety, antitrust and unfair trade practices, employment discrimination and harassment, and improper use of confidential information.

Guidelines should be in place, which ensure that employees are familiar with those laws, which apply to their activities, that they conduct themselves in compliance with those laws, and that those who have questions as to their legal or ethical obligations seek appropriate clarification from a designated senior officer.

Nomination committee established by the annual general meeting on April 6, 2004

The Nomination Committee prepares proposals for the following General Meeting in respect of the composition of the Board along with the director remuneration.

Representatives of four major shareholders are elected to the Nomination Committee along with the Chairman of the Board as an expert member. The right to appoint members representing shareholders is held by the four shareholders registered in Metso’s shareholder register maintained by the Finnish Central Securities Depository Ltd., who on December 1 prior to the General Meeting hold the most votes in Metso.

The Nomination Committee is convened by the Chairman of the Board, and the Committee elects a chairman from among its members.

The Nomination Committee shall present its proposal to the Board no later than February 1 prior to the General Meeting.